[GRAPHIC OMITTED] OJSC Vimpelcom                 Phone:          Fax:
                  8 Marta str., 10, bldg. 14,
                  127083, Moscow, Russia         +7(095)725-0700 +7(905)721-0017

FOR IMMEDIATE RELEASE


             VIMPELCOM ANNOUNCES THIRD QUARTER AND NINE MONTHS 2003
                         FINANCIAL AND OPERATING RESULTS
           -----------------------------------------------------------

            -- 71% YEAR-ON-YEAR INCREASE IN NET OPERATING REVENUES --
                  -- 78% YEAR-ON-YEAR INCREASE IN NET INCOME --
            -- APPROXIMATELY 10.4 MILLION SUBSCRIBERS AS OF TODAY --


Moscow  and  New  York   (November   20,  2003)  -  Open  Joint  Stock   Company
"Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP), a leading provider of wireless telecommunications services in Russia, today announced its financial and operating results for the quarter and nine months ended September 30, 2003. During the third quarter of 2003, VimpelCom showed strong subscriber growth and substantial improvement in net operating revenues and net income. These positive trends characterized the Company's growth both in Moscow and in the regions, with the regions growing faster than Moscow. Consolidated financial statements of VimpelCom and consolidated financial statements of VimpelCom-Region, VimpelCom's subsidiary for regional development, are attached.

For the quarter ended September 30, 2003, VimpelCom reported net operating revenues of $379.0 million, a 71.4% increase from the $221.1 million reported for the same period in 2002; OIBDA of $178.5 million, a 74.0% increase from the $102.6 million reported for the same period in 2002; and net income of $72.2 million, an increase of 78.3% from the $40.5 million reported for the same period in 2002. The Company's OIBDA margin for the third quarter of 2003 was approximately 47.1% compared to approximately 46.4% for the same period of 2002. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. OIBDA margin is defined as OIBDA expressed as a percentage of net operating revenues. For more details, see note 1 to the table "Key Financial and Operating Indicators."

Net operating revenues, excluding inter-company transactions, for the Moscow license area and the regions in the third quarter of 2003 were $259.7 million and $119.3 million, respectively. Net income, excluding inter-company transactions, for the Moscow license area and the regions in the third quarter of 2003 was $61.6 million and $17.9 million, respectively.

As of September 30, 2003, there were approximately 9.26 million subscribers on wireless networks operated by VimpelCom and its subsidiaries, an increase of approximately 130% compared to September 30, 2002, including approximately 5.08 million subscribers in the Moscow license area and approximately 4.18 million subscribers in the regions. As of today, there are approximately 10.37 million subscribers on wireless networks operated by VimpelCom and its subsidiaries, with approximately 5.39 million subscribers in the Moscow license area and approximately 4.98 million subscribers in the regions.

Based on independent sources, VimpelCom estimates that its market share in the Moscow license area was 49.0% as of September 30, 2003, compared to 52.7% as of September 30, 2002 and that its overall market share in Russia was 31.0% as of September 30, 2003, compared to 26.5% as of September 30, 2002.

VimpelCom Announces Third Quarter And Nine Months 2003 Financial And Operating Results
Page 2 of 4

Commenting on today's announcement, Alexander Izosimov, Chief Executive Officer of VimpelCom, said, "We are very pleased with our third quarter results. Subscriber growth continued to beat market expectations and our financial figures again showed substantial progress, particularly in the regions. These developments reflect our continued success in executing our expansion strategy which was facilitated by the steady growth in the Russian economy and the positive seasonal effects typical for the third quarter." Mr. Izosimov concluded: "VimpelCom intends to continue implementing its market-oriented strategy, focusing on organic growth, innovative product development, efficient marketing and customer satisfaction."


                     Key Financial and Operating Indicators

                                                      3 months ended                              9 months ended

---------------------------------------------------------------------------------    ------------------------------------------
                                               Sept. 30,    Sept. 30,      Change            Sept. 30,    Sept. 30,     Change
                                                 2003         2002          (%)                2003         2002         (%)
---------------------------------------------------------------------------------    ------------------------------------------
Net operating revenues                        378,981      221,077         71.4%            927,858      539,518         72.0%
(US$,000)
---------------------------------------------------------------------------------    ------------------------------------------
OIBDA (US$,000) (1)                           178,472      102,567         74.0%            426,337      237,594         79.4%
---------------------------------------------------------------------------------    ------------------------------------------
OIBDA margin (2)                                47.1%        46.4%                            45.9%        44.0%
---------------------------------------------------------------------------------    ------------------------------------------
Gross margin ($,000) (3)                      310,192      177,200         75.1%            755,784      434,136         74.1%
---------------------------------------------------------------------------------    ------------------------------------------
Gross margin percentage (4)                     81.8%        80.2%                            81.5%        80.5%
---------------------------------------------------------------------------------    ------------------------------------------
Net income (US$,000)                           72,190       40,487         78.3%            166,224       90,474         83.7%
---------------------------------------------------------------------------------    ------------------------------------------
ARPU(US$) (5)                                    14.4         19.8        -27.3%               14.1         19.4        -27.3%
---------------------------------------------------------------------------------    ------------------------------------------
MOU (min) (6)                                    92.7         97.2         -4.6%               90.0         93.8         -4.1%
---------------------------------------------------------------------------------    ------------------------------------------
SAC (US$) (7)                                    18.8         24.6        -23.6%               20.0         28.4        -29.6%
---------------------------------------------------------------------------------    ------------------------------------------

Notes:

1. OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation and amortization. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. OIBDA calculations are commonly used as some of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the tables' section.

2. OIBDA margin is OIBDA expressed as a percentage of net operating revenues. Reconciliation of OIBDA margin to operating income as percentage of net revenues, the most directly comparable U.S. GAAP financial measures, is presented below in the tables' section.

3. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, cost of handsets and accessories sold and cost of other revenues).

4. Gross margin percentage is gross margin expressed as a percentage of net operating revenues.

5. ARPU (Monthly Average Revenue per User) is calculated for each month in the relevant period by dividing the Company's service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of the Company's subscribers during the month.

VimpelCom Announces Third Quarter And Nine Months 2003 Financial And Operating Results
Page 3 of 4

6. MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.

7.   SAC  (Average   Acquisition   Cost  Per  User)  is   calculated  as  dealer
     commissions, advertising expenses and handset subsidies for the relevant period divided by the number of gross sales during the relevant period.

Selling, general and administrative expenses ("SG&A") were $126.9 million in the third quarter of 2003, an increase of 85.6% compared to $68.4 million in the same period of 2002. In the third quarter of 2003, SG&A expenses as a percentage of net operating revenues were 33.5% compared to 30.9% in the same period of 2002 and 35.1% in the second quarter of 2003. The Company's average acquisition cost per subscriber (SAC) for the third quarter of 2003 was $18.8 compared to $24.6 in the same period of 2002. The decrease in SAC was primarily attributable to the increase in regional sales as a percentage of total sales, as SAC is lower in the regions due to the relatively lower dealer commissions and larger proportion of sales through the Company's own offices.

VimpelCom's total capital investments for the third quarter of 2003 were approximately $170 million, with $165.3 million of capital expenditures for purchase of property and equipment and $4.3 million for the acquisition of additional shares in a subsidiary. Capital expenditures for the Moscow license area in the third quarter of 2003 were approximately $51 million.

MOU decreased in the third quarter of 2003 to 92.7 minutes, compared to 97.2 minutes in the third quarter of 2002 and 93.8 minutes in the second quarter of 2003. The decrease in MOU was primarily caused by the declining MOU in Moscow as a result of the growing proportion of prepaid subscribers in the Moscow network. ARPU decreased in the third quarter of 2003 by approximately 27.3% to $14.4, compared to $19.8 in the third quarter of 2002, due to a reduction in tariffs as a result of increased competition and the growing proportion of regional subscribers (who generate lower ARPU than Moscow subscribers). However, the seasonal rise in roaming revenues contributed to a slight increase in ARPU in the third quarter compared with the second quarter of 2003 when the Company reported ARPU of $14.3.

                            Key Subscriber Statistics

--------------------------------- ------------------ ------------------- ------------    --------------- ------------
                                        As of               As of          Change             As of         Change
                                   Sept. 30, 2003       Sept. 30, 2002     Y-on-Y            June 30,      Q-on-Q (%)
                                                                             (%)              2003
--------------------------------- ------------------ ------------------- ------------    --------------- ------------
Moscow license area                       5,076,200           3,305,200        53.6%          4,428,800        14.6%
--------------------------------- ------------------ ------------------- ------------    --------------- ------------
Contract                                    799,000             714,958        11.8%            763,200         4.7%
--------------------------------- ------------------ ------------------- ------------    --------------- ------------
Prepaid                                   4,277,200           2,590,242        65.1%          3,665,600        16.7%
--------------------------------- ------------------ ------------------- ------------    --------------- ------------
Regions                                   4,183,000             723,100       478.5%          3,004,800        39.2%
--------------------------------- ------------------ ------------------- ------------    --------------- ------------
Total Number of Subscribers               9,259,200           4,028,300       129.9%          7,433,600        24.6%
--------------------------------- ------------------ ------------------- ------------    --------------- ------------

--------------------------------- ------------------ ------------------- ------------    ----------- ---------------
Churn (quarterly)                              9.6%                8.5%            -          10.5%               -
--------------------------------- ------------------ ------------------- ------------    ----------- ---------------


The Company's regional subscribers increased approximately 478.5% between September 30, 2002 and September 30, 2003 to reach the figure of approximately
4.2 million subscribers, including growth of 39.2% in the third quarter of 2003. The third quarter of 2003 was also marked by a further increase in the number of VimpelCom's prepaid subscribers in the Moscow license area as a percentage of its total subscribers in the Moscow license area, from approximately 82.8% at the end of the second quarter of 2003 to 84.3% at the end of the third quarter of 2003.

VimpelCom Announces Third Quarter And Nine Months 2003 Financial And Operating Results
Page 4 of 4

The Company's quarterly churn rate in the third quarter of 2003 was 9.6%, compared to 8.5% for the same period in 2002. The increase in churn was primarily the result of high subscriber growth rates in previous periods, particularly in the low-end user segment, as well as internal migration, which is technically regarded as churn, and increased competition. The Company's measures to reduce churn resulted in a decrease in churn in the third quarter of 2003 as compared with the churn figure of 10.5% reported for the second quarter of 2003.

The Company's management will discuss its third quarter 2003 results during a conference call and slide presentation on November 20, 2003 at 6:30 pm Moscow time (10:30 am ET in New York). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the slide presentation webcast will be available through November 27, 2003 and December 21, 2003, respectively. The slide presentation will also be available for download on VimpelCom's website http://www.vimpelcom.com.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's development plans. These and other forward-looking statements are based on management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com

                                -Tables Attached-

                              Open Joint Stock Company "Vimpel-Communications"

                           Unaudited Condensed Consolidated Statements of Income

                                                            Three months ended                Nine months ended
                                                                Sept. 30,                         Sept. 30,
                                                           2003           2002             2003             2002
                                                       -----------------------------  ----------------------------------
                                                        (In thousands of US dollars , except per share (ADS) amounts)
Operating revenues:
        Service revenues and connection fees              US$359,815     US$211,642        US$880,340        US$510,723
        Sales of handsets and accessories                     18,337         12,098            44,719            35,366
        Other revenues                                           829            394             2,799             1,188
                                                       -----------------------------  ----------------------------------
Total operating revenues                                     378,981        224,134           927,858           547,277
        Less revenue based taxes                                             (3,057)                             (7,759)
                                                       -----------------------------  ----------------------------------
Net operating revenues                                       378,981        221,077           927,858           539,518

Operating expenses:
        Service costs                                         54,300         32,841           134,234            78,143
        Cost of handsets and accessories sold                 14,485         11,023            37,830            27,194
        Cost of other revenues                                     4             13                10                45
        Selling, general and administrative expenses         126,860         68,354           318,891           182,117
        Depreciation and amortization                         51,765         26,431           133,467            67,262
        Provision for doubtful accounts                        4,860          6,279            10,556            14,425
                                                       -----------------------------  ----------------------------------
Total operating expenses                                     252,274        144,941           634,988           369,186
                                                       -----------------------------  ----------------------------------

Operating income                                             126,707         76,136           292,870           170,332

Other income and expenses:
        Interest income                                        1,590          2,030             5,866             5,076
        Loss (gain) on trading in securities                      (4)             0                13                58
        Interest expense                                     (17,910)       (13,852)          (51,907)          (32,458)
        Net foreign exchange gain (loss)                       1,935          2,225             1,976            (7,656)
        Other (expenses) income                                 (470)          (937)           (1,205)              176
                                                       -----------------------------------------------------------------
                                                       -----------------------------------------------------------------
Total other income and expenses                              (14,859)       (10,534)          (45,257)          (34,804)
                                                       -----------------------------  ----------------------------------

Income before income taxes and minority interest             111,848         65,602           247,613           135,528

Income taxes expense                                          32,146         24,974            70,187            44,923
Minority interest in net earnings of subsidiaries              7,512            141            11,202               131
                                                       -----------------------------  ----------------------------------

Net income                                                 US$72,190      US$40,487        US$166,224         US$90,474
                                                       =============================  ==================================

Net income per common share                                  US$1.89        US$1.06           US$4.37           US$2.38
                                                       =============================  ==================================

Net income per ADS equivalent                                US$1.42        US$0.80           US$3.28           US$1.79
                                                       =============================  ==================================

Weighted average common shares outstanding (thousands)        38,103         38,021            38,079            38,010
                                                       =============================  ==================================

                Open Joint Stock Company "Vimpel-Communications"

                 Unaudited Condensed Consolidated Balance Sheet

                                                  Sept. 30,         December 31,
                                                    2003               2002

                                            ------------------------------------
                                                    (In thousand US dollars)
Assets
Current assets:
          Cash and cash equivalents               US$272,950         US$263,657
          Trade accounts receivable                   94,592             75,399
          Other current assets                       212,938            149,309
                                            ------------------------------------
Total current assets                                 580,480            488,365

Non-current assets:
          Property and equipment, net              1,310,007            957,602
          Other intangible assets, net                55,796             55,730
          Telecommunication licenses and
          allocation of frequencies, net             104,825             88,385
          Other assets                               113,489            102,662
                                            ------------------------------------
Total non-current assets                           1,584,117          1,204,379
                                            ------------------------------------

Total assets                                    US$2,164,597       US$1,692,744
                                            ====================================

Liabilities and shareholders' equity
Current liabilities:
          Accounts payable                        US$100,819          US$80,241
          Due to related parties                       2,902              4,114
          Customer deposits and advances             151,833            106,655
          Deferred revenue                             2,931              2,016
          Ruble denominated bonds payable             98,001                  -
          Bank loans, current portion                 35,054             37,780
          Capital lease obligation, current            8,420              3,868
          portion
          Equipment financing obligations,
          current portion                            124,411            134,617
          Accrued liabilities                        107,944             49,492
                                            ------------------------------------
Total current liabilities                            632,315            418,783

Deferred income taxes                                 39,445             35,227
Bank loans, less current portion                     330,619            306,080
Capital lease obligation, less current porti          10,050                899
Accrued liabilities                                      863              3,265
5.5% Senior convertible notes due July 2005           84,369             85,911
Equipment financing obligations, less curren
portion                                               59,989             81,425

Minority interest                                    163,184             98,491

Shareholders' equity                                 843,763            662,663
                                            ------------------------------------

Total liabilities and shareholders' equity      US$2,164,597       US$1,692,744
                                            ====================================

                       Unaudited Condensed Consolidated Statements of Cash Flows

                                                                                        Nine months ended
                                                                                             Sept. 30,
                                                                                       2003               2002
                                                                        -----------------------------------------------
                                                                                 (In thousands of US dollars)
Net cash provided by operating activities                                              US$364,152        US$174,917

Proceeds from bank and other loans                                                        144,800           251,472
Proceeds from issuance of ruble denominated bonds                                          97,119
Capital contribution by minority shareholders                                              58,520

Payments of fees in respect of debt issue                                                  (1,815)           (6,203)
Repayment of bank and other loans                                                         (70,646)           (9,793)

Repayment of equipment financing obligations                                             (182,468)          (50,179)
Repayment of capital lease obligations                                                       (860)           (1,240)
                                                                        -----------------------------------------------
Net cash provided by financing activities                                                  44,650           184,057

Purchase of property and equipment                                                       (341,512)         (162,657)
Proceeds from sale of property and equipment                                               12,432
Purchase of Orensot stock, net of cash acquired of US$344                                                   (13,860)
Purchase of StavTeleSot stock, net of cash acquired of US$658                             (42,455)
Purchase of intangible assets                                                             (15,083)           (7,140)
Purchase of other assets                                                                  (18,774)          (28,629)
                                                                        -----------------------------------------------
Net cash used in investing activities                                                    (405,392)         (212,286)

Effect of exchange rate changes on cash                                                     5,883             2,482
                                                                        -----------------------------------------------

Net increase in cash                                                                        9,293           149,170
Cash and cash equivalents at beginning of period                                          263,657           144,172
                                                                        -----------------------------------------------

Cash and cash equivalents at end of period                                             US$272,950        US$293,342
                                                                        ===============================================

Supplemental cash flow information

     Non-cash activities:
         Equipment   acquired   under   financing   and  capital  lease
         agreements                                                                     US$89,562        US$104,621
         Accounts payable for equipment and other long-lived assets                        36,356            39,368

         Operating activities financed by sale of treasury stock                            3,171                14
         Acquisitions:
              Fair value of assets acquired                                                73,290            22,804
              Difference  between the amount paid and the fair value of
              net assets acquired                                                          (4,699)
              Cash paid for the capital stock                                             (43,113)          (14,204)
                                                                        -----------------------------------------------
                  Liabilities assumed                                                   US$25,478          US$8,600
                                                                        ===============================================


                           Reconciliation of VimpelCom OIBDA to operating income
                                        (In thousands of US dollars)

                                                     Three months ended
                                  Sept. 30, 2003       June 30, 2003         Sept. 30, 2002
                                            ----                ----                   ----
OIBDA                               US$178,472          US$139,929            US$102,567
Less: Depreciation                     (42,894)            (33,914)              (23,182)
Less: Amortization                      (8,871)             (8,738)               (3,249)
------------------------------------------------------------------------------------------------
Operating income                    US$126,707           US$97,277             US$76,136
================================================================================================


   Reconciliation of VimpelCom OIBDA margin to operating income as percentage of net operating revenues

                                                                         Three months ended
                                                     Sept. 30, 2003        June 30, 2003         Sept. 30, 2002
                                                               ----                 ----                   ----
OIBDA margin                                               47.1%               46.0%                46.4%
Less: Depreciation as percentage of net
   operating revenues                                     (11.3%)             (11.1%)              (10.5%)
Less: Amortization as percentage of net
   operating revenues                                      (2.4%)              (2.9%)               (1.5%)
================================================================================================================
Operating income as percentage of net operating
   revenues                                                33.4%               32.0%                34.4%
================================================================================================================


              Reconciliation of VimpelCom OIBDA to operating income
                          (In thousands of US dollars)

                                                     Nine months ended
                                        Sept. 30, 2003            Sept. 30, 2002
                                                 -----                      ----
OIBDA                                    US$426,337                 US$237,594
Less: Depreciation                         (108,486)                  (58,525)
Less: Amortization                          (24,981)                   (8,737)
--------------------------------------------------------------------------------
Operating income                         US$292,870                 US$170,332
================================================================================


  Reconciliation of VimpelCom OIBDA margin to operating income as percentage of net operating revenues

                                                       Nine months ended
                                               Sept. 30, 2003     Sept. 30, 2002
                                                        -----               ----
OIBDA margin                                        45.9%               44.0%
Less: Depreciation as percentage of net            (11.6%)             (10.8%)
   operating revenues
Less: Amortization as percentage of net             (2.7%)              (1.6%)
   operating revenues
--------------------------------------------------------------------------------
Operating income as percentage of net               31.6%                31.6%
   operating revenues
================================================================================

                               Open Joint Stock Company "VimpelCom - Region"
                               ---------------------------------------------
                           Unaudited Condensed Consolidated Statements of Income

                                                            Three months ended                Nine months ended
                                                                Sept. 30,                         Sept. 30,
                                                           2003           2002             2003             2002
                                                       -----------------------------  ----------------------------------
                                                                         (In thousands of US dollars)
Operating revenues:
        Service revenues and connection fees              US$118,676      US$19,184        US$257,790         US$34,628
        Sales of handsets and accessories                      8,742          4,475            25,165             9,873
        Other revenues                                         1,330            126             2,757               302
                                                       -----------------------------  ----------------------------------
Total operating revenues                                     128,748         23,785           285,712            44,803
        Less revenue based taxes                                              (235)                               (471)
                                                       -----------------------------  ----------------------------------
Net operating revenues                                       128,748         23,550           285,712            44,332

Operating expenses:
        Service costs                                         22,980          5,326            56,237            10,292
        Cost of handsets and accessories sold                  7,894          4,455            23,319             9,930
        Equipment lease                                        2,445                            6,899
        Selling, general and administrative expenses          41,269         10,523            91,442            23,912
        Network maintenance                                    3,139            877             7,246             2,992
        Depreciation and amortization                         18,681          3,110            44,152             6,296
        Provision for doubtful accounts                        1,233            245             2,148               244
                                                       -----------------------------  ----------------------------------
Total operating expenses                                      97,641         24,536           231,443            53,666
                                                       -----------------------------  ----------------------------------

Operating income (loss)                                       31,107          (986)            54,269           (9,334)

Other income and expenses:

        Interest income                                          393             18               784               259
        Interest expense                                      (6,814)        (1,320)          (16,045)           (2,437)
        Net foreign exchange gain (loss)                         375             57               452            (3,044)
        Other (expenses) income                                 (276)          (209)             (498)             (167)
                                                       -----------------------------  ----------------------------------
Total other income and expenses                               (6,322)        (1,454)          (15,307)           (5,389)
                                                       -----------------------------  ----------------------------------

Income (loss) before income taxes and minority
interest                                                      24,785         (2,440)           38,962           (14,723)

Income taxes expense (benefit)                                 6,904           (145)           12,850              (383)
Minority interest in net earnings of subsidiaries                331            143               636               143
                                                       -----------------------------  ----------------------------------

Net income (loss)                                          US$17,550      US$(2,438)        US$25,476        US$(14,483)
                                                       =============================  ==================================


*) Net income of VimpelCom-R as a legal entity differs from the $17.899 million net income for the regional segment reported above in this press release. The difference is caused by the contribution from BeeLine-Samara which operates in the Samara region but, for historical reasons, is owned by VimpelCom (and therefore is not reflected in the VimpelCom-R financials). The following table provides reconciliation between the two figures (all numbers are in thousands of US$ and relate to the third quarter of 2003):

       Net income of VimpelCom-R                     17,550
       Net income of BeeLine-Samara                     889
       Net effect of transactions
       between VimpelCom-R and BeeLine-Samara          (540)
       Net income of VimpelCom's regional segment    17,899

Operating revenue of VimpelCom-R as a legal entity differs from the $ 119,329 operating revenue for the regional segment excluding inter-company transactions, reported above in this press release. The following table provides reconciliation between the two figures (all numbers are in thousands of US$ and relate to the third quarter of 2003):

             Operating revenue of VimpelCom-R                       128,748
             Operating revenue of BeeLine-Samara                      7,579
             Net effect of transactions
             between VimpelCom-R and BeeLine-Samara                 (2,951)
             Operating revenue of VimpelCom's regional segment      133,376
             Inter-company operating revenue of VimpelCom-R and
             Beeline-Samara                                         (14,047)
             Regional segment operating revenue
             excluding inter-company transactions                   119,329

                      Open Joint Stock Company "VimpelCom - Region"
                     Unaudited Consolidated Condensed Balance Sheet

                                                Sept. 30,         December 31,
                                                   2003               2002

                                             ---------------------------------
                                                  (In thousand US dollars)
Assets
Current assets:
       Cash and cash equivalents                  US$91,789          US$52,703
       Trade accounts receivable                      6,985              2,768
       Other current assets                         120,469             68,348
                                             ---------------------------------
Total current assets                                219,243            123,819

Non-current assets:
       Property and equipment, net                  536,724            277,480
       Other intangible assets, net                  15,277             10,780
       Telecommunication licenses and
       allocation of frequencies, net                90,950             72,322
       Other assets                                  34,241             22,975
                                             ---------------------------------
Total non-current assets                            677,192            383,557
                                             ---------------------------------

Total assets                                     US$896,435         US$507,376
                                             =================================

Liabilities and shareholders' equity
Current liabilities:
       Accounts payable                           US$39,711          US$20,523
       Due to related parties                        69,600             25,157
       Customer deposits and advances                17,791             14,046
       Deferred revenue                                 645                699
       Rouble denominated bonds payable              98,001                  -
       Bank loans, current portion                      658              1,157
       Capital lease obligation, current              2,891              3,196
       portion
       Equipment financing obligations,
       current portion                               66,974             74,295
       Accrued liabilities                           10,907              3,103
                                             ---------------------------------
Total current liabilities                           307,178            142,176

Deferred income taxes                                22,952             18,689
Bank loans, less current portion                     70,653             39,380
Long-term loans due to VimpelCom                    135,689             40,000
Equipment financing obligations, less current
portion                                              12,770              6,563

Minority interest                                       234                188

Shareholders' equity                                346,959            260,380
                                             ---------------------------------

Total liabilities and shareholders' equity       US$896,435         US$507,376
                                             =================================

                             Open Joint Stock Company "VimpelCom - Region"
                       Unaudited Condensed Consolidated Statements of Cash Flows


                                                                                        Nine months ended
                                                                                            Sept. 30,
                                                                                  2003                    2002
                                                                        -----------------------------------------------
                                                                                 (In thousands of US dollars)
Net cash provided by (used in) operating activities                          US$73,883                  US$(15,258)

Proceeds from bank and other loans                                             118,933                       1,223
Proceeds from loans from VimpelCom                                              95,688                      77,882
Proceeds from issuance of ruble denominated bonds                               97,119
Capital contribution by minority shareholders                                   58,520
Repayment of bank and other loans                                              (35,925)                     (1,444)

Repayment of equipment financing obligations                                  (141,015)                     (9,009)
Repayment of capital lease obligations                                            (119)                     (1,240)
                                                                        -----------------------------------------------
Net cash provided by financing activities                                      193,201                      67,412

Purchase of property and equipment                                            (169,294)                    (48,934)
Purchase of Orensot stock, net of cash acquired of US$344                                                  (13,860)
Purchase of StavTeleSot stock, net of cash acquired of US$658                  (42,455)
Purchase of intangible assets                                                  (11,161)                     (3,305)
Purchase of other assets                                                        (7,416)                     (5,151)
                                                                        -----------------------------------------------
Net cash used in investing activities                                         (230,326)                    (71,250)

Effect of exchange rate changes on cash                                          2,328                        (325)
                                                                        -----------------------------------------------

Net increase (decrease) in cash                                                 39,086                     (19,421)
Cash and cash equivalents at beginning of period                                52,703                      28,602
                                                                        -----------------------------------------------

Cash and cash equivalents at end of period                                   US$91,789                    US$9,181
                                                                        ===============================================

Supplemental cash flow information

     Non-cash activities:
         Equipment acquired under financing agreements                       US$31,238                  US$52,937
         Accounts payable for equipment and other long-lived assets             17,217                      5,646


         Acquisitions:
              Fair value of assets acquired                                     73,290                      22,804
              Difference  between the amount paid and the fair value of
              net assets acquired                                               (4,699)
              Cash paid for the capital stock                                   (43,113)                   (14,204)
                                                                        -----------------------------------------------
                  Liabilities assumed                                           US$25,478                     US$8,600
                                                                        ===============================================

          Reconciliation of VimpelCom-Region OIBDA to operating income

                          (In thousands of US dollars)

                                    Three months ended
                               Sept. 30,        June 30,         Sept. 30,
                                 2003             2003              2002


OIBDA                          US$49,788       US$33,243         US$2,124
Depreciation                     (12,893)         (8,524)          (2,564)
Amortization                      (5,788)         (5,637)            (546)

--------------------------------------------------------------------------------
Operating income               US$31,107       US$19,082          US$(986)
================================================================================



          Reconciliation of VimpelCom-Region OIBDA margin to operating income as percentage of net operating revenues

                                                   Three months ended
                                         Sept. 30,      June 30,       Sept. 30,
                                           2003           2003            2002

OIBDA margin                               38.7%           36.2%          9.0%
Depreciation as percentage of net         (10.0%)          (9.3%)       (10.9%)
   revenues
Amortization as percentage of net         (4.5%)           (6.1%)        (2.3%)
   revenues
--------------------------------------------------------------------------------
Operating income as percentage of net      24.2%           20.8%         (4.2%)
   revenues
================================================================================

          Reconciliation of VimpelCom-Region OIBDA to operating income
                          (In thousands of US dollars)

                                              Nine months ended
                                     Sept. 30,                 Sept. 30,
                                       2003                      2002
                                       ----                      ----
OIBDA                                US$98,421                 US$(3,038)
Less: Depreciation                     (28,177)                   (5,479)
Less: Amortization                     (15,975)                     (817)
--------------------------------------------------------------------------------
Operating income                     US$54,269                 US$(9,334)
--------------------------------------------------------------------------------


          Reconciliation of VimpelCom-Region OIBDA margin to operating income as percentage of net operating revenues

                                                     Nine months ended
                                             Sept. 30,                Sept. 30,
                                               2003                     2002
                                               ----                     ----
OIBDA margin                                   34.4%                    (6.9%)
Less: Depreciation as percentage of            (9.9%)                  (12.4%)
   net operating revenues
Less: Amortization as percentage of            (5.6%)                   (1.8%)
   net operating revenues
Operating income as percentage of              19.0%                   (21.1%)
   net operating revenues